Exhibit 99.1

For Immediate Release	For more information, contact: Krista Knigge krista.knigge@cnh.com or Ellen LaRose 262/650-7260 elarose@morganmyers.com
Case IH Expands B100 Biodiesel Use in Farm Equipment
RACINE, Wis. — (December 3, 2007) — Case IH has extended its recommendations on use of biofuels to include B100 — or pure biodiesel — on even more of its farm equipment models.
     Farmers now can use B100 on nearly all Case IH medium- to high-horsepower tractors, combines, windrowers, and most self-propelled sprayers and cotton pickers — so long as proper protocols are followed for engine operation and maintenance.
     “With record prices for crude oil, Case IH committed to exploring better ways to use environmentally-friendly biofuels made from renewable raw materials. We have conducted rigorous laboratory and in-field tests to evaluate how our engines perform with various biodiesel blends,” says Don Rieser, Case IH director of tractor product management. “As always, our ultimate goal is greater productivity for our customers. That’s why we also are committed to educating our dealers and customers on how to get best results with biodiesel fuels — especially when using higher-level blends.”
     Rieser says that Case IH dealers are knowledgeable about guidelines for using biodiesel fuels in Case IH equipment and can advise farmers on biodiesel approvals and technical requirements. Recommended practices include sourcing pre-blended biodiesel from reliable suppliers, following proper filter and oil change intervals and — in some cases — having dealers install special parts to help the vehicle perform as expected with a higher percentage of biodiesel.
700 State Street, Racine, WI 53404 USA
Tel. (262) 636-6011

Case IH B100 Release/Page 2
Equipment approved for B100
     New approvals for use of B100 apply to Case IH JX Series, JXC Series, JXN Series and JXU Series tractors, as well as the full-line up of Maxxum, Puma and Magnum tractors — including the new Magnum 335. All new Steiger tractors also are approved for B100, except the highest horsepower model, the Steiger 535.
     Other Case IH models approved for B100 are the new Module Express 625 module-building cotton picker and SPX 3320 and SPX 4420 self-propelled sprayers.
     All Case IH machines leave the factory with a full tank of B5 biodiesel — a blend of 5% biodiesel and 95% traditional fuels. Customers can use B5 in all Case IH engines without restrictions or special engine maintenance. Case IH also supports B20 use in more than 90 percent of the models it sells in North America and Europe — again with certain requirements for operation and maintenance.
     Customers can check biodiesel approvals and requirements by visiting the Case IH Web site at www.caseih.com and looking for the special “Biodiesel Ready” logo on individual product pages.
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Case IH is a global leader in agricultural equipment, committed to collaborating with its customers to develop the most powerful, productive, reliable equipment — for those who demand more. With headquarters in the United States, Case IH has a network of dealers and distributors that operates in over 160 countries. Case IH provides agricultural equipment systems, flexible financial service offerings and parts and service support for professional farmers and commercial operators through a dedicated network of professional dealers and distributors. Productivity enhancing products include tractors; combines and harvesters; hay and forage equipment; tillage tools; planting and seeding systems; sprayers and applicators; and site-specific farming tools. For more information, visit us on the World Wide Web at http://www.caseih.com. Case IH is a division of CNH (www.cnh.com) Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

Case IH B100 Release/Page 3
Photo caption:
The new Magnum 335, the highest-horsepower tractor in the Magnum line, is one of several Case IH machines that have been recently approved for use of B100 biodiesel, as long as proper operation, fuel handling, storage and maintenance procedures are followed.